Exhibit 99

News

RiT TECHNOLOGIES REPORTS Q2 2007 RESULTS
– Significant Increase in Asia Pacific Sales –

Tel Aviv, Israel – July 26, 2007 – RiT Technologies (NASDAQ: RITT) today announced financial results for the second quarter and six month period ended June 30, 2007.

Revenues for the second quarter of 2007 were $4.1 million compared with $6.7 million in the second quarter of 2006. According to U.S. Generally Accepted Accounting Principles (GAAP), net loss for the quarter was $1.8 million, or $0.12 per basic and diluted share, compared with $0.6 million, or $0.04 per basic and diluted share in the second quarter of 2006. The second quarter’s results included non-cash share-based compensation expense of $107,000 taken in respect of the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires that companies recognize the fair value of share-based incentives as compensation.

The Company is also presenting its results on a non-GAAP basis (excluding the abovementioned $107,000 share-based compensation) in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, net loss for the second quarter of 2007 was $1.7 million, or $0.11 per basic and diluted share. This compares to a non-GAAP net loss for the second quarter of 2006 of $0.5 million, or $0.04 per basic and diluted ordinary share, which included non-cash share-based compensation expense of $73,000.

Revenues for the first half of 2007 were $9.6 million compared with $11.9 million in the first half of 2006. According to U.S. GAAP, net loss for the period was $2.6 million, or $0.18 per basic and diluted share compared with $1.5 million, or $0.10 per basic and diluted share in the second half of 2006. The period’s results included non-cash share-based compensation expense of $214,000 taken in respect of the Company’s adoption of SFAS 123R.

On a non-GAAP basis (excluding the abovementioned $214,000 share-based compensation), net loss for the first half of 2007 was $2.4 million, or $0.16 per basic and diluted share. This compares to a non-GAAP net loss for the first six months of 2006 of $1.4 million, or $0.09 per basic and diluted ordinary share), which included non-cash share-based compensation expense of $114,000.

Commenting on the results, Mr. Doron Zinger, RiT’s President and CEO, said, “Our second quarter results were below our expectations, reflecting project delays that are expected to materialize during the second half of the year. In fact, our current backlog and pipeline include deals for both Carrier and Enterprise customers. We are especially pleased to have announced a $2.8 million order from a Latin American telco.

Mr. Zinger continued, “We have been successful in our efforts to expand our marketing reach in target regions, especially in India and China. In these and other markets, we have established partnerships with top-tier local distributors who have begun aggressive marketing of our products as part of end-to-end solutions. The initial results of these efforts are encouraging: for example, in China, our aggregate revenues for the first half of 2007 were more than $1 million, reflecting the growing success of our local team and partners.”

Conference Call Details
The Company will host a conference call to discuss these results today, Thursday, July 26th, at:

10:00 a.m. Eastern Daylight Time 9:00 a.m. Central Daylight Time 8:00 a.m. Mountain Daylight Time 7:00 a.m. Pacific Daylight Time 17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

U.S. (toll free) - 1-888-281-1167 International - +972-3-918-0687

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=41228

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EDT) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone -: +972-3-766-4249 or fax – +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

CONSOLIDATED BALANCE SHEETS

	June 30, 2007 (Unaudited) US$ (in thousands)	December 31, 2006 (Audited) US$ (in thousands)

Assets
Current Assets
Cash and cash equivalents	2,609	6,515
Trade receivables, net	3,616	4,485
Other current assets	322	474
Inventories	6,239	7,567
Total Current Assets	12,786	19,041

Assets held for severance benefits	1,950	1,919

Property and Equipment
Cost	3,321	2,942
Less - accumulated depreciation	2,330	2,141
	991	801

Total Assets	15,727	21,761

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,339	6,107
Other payables and accrued expenses	2,020	2,088
Total Current Liabilities	4,359	8,195

Long-term Liability
Liability in respect of employees' severance benefits	2,510	2,398
Total Liabilities	6,869	10,593

Shareholders' Equity
Share capital *	389	388
Treasury stock	(27)	(27)
Additional paid-in capital	32,386	32,127
Accumulated deficit	(23,890)	(21,320)
Total Shareholders' Equity	8,858	11,168

Total Liabilities and Shareholders' Equity	15,727	21,761

*	Ordinary Shares - NIS 0.1 par value
Authorized shares: 39,979,770 as of June 30, 2007 and December 2006; issued and outstanding 14,694,574 and 14,658,573 as of June 30, 2007 and December 31, 2006, respectively (including 17,000 of which held by a subsidiary).
Deferred Shares - NIS 0.1 par value
Authorized shares: 20,230, issued and outstanding 17,030 shares as of June 30, 2007 and December 31, 2006.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	(Unaudited)		(Unaudited)
	2007 US$	2006 US$	2007 US$	2006 US$
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Sales	4,102	6,652	9,602	11,919
Cost of sales	2,239	3,754	5,269	6,621
Gross profit	1,863	2,898	4,333	5,298

Operating costs and expenses:
Research and development:
Research and development, gross	1,199	1,065	2,272	2,041
Less - royalty-bearing participation	49	0	110	0
Research and development, net	1,150	1,065	2,162	2,041

Sales and marketing	1,914	1,979	3,699	3,808

General and administrative	591	529	1,095	1,050

Total operating expenses	3,655	3,573	6,956	6,899

Operating Loss	(1,792)	(675)	(2,623)	(1,601)
Financial income, net	10	53	53	129

Net Loss	(1,782)	(622)	(2,570)	(1,472)

Basic net Loss per ordinary share	(0.12)	(0.04)	(0.18)	(0.10)

Diluted net Loss per ordinary share	(0.12)	(0.04)	(0.18)	(0.10)

Weighted average number of ordinary
shares, used to compute basic net Loss per
ordinary share	14,670,643	14,632,989	14,658,918	14,618,055

Weighted average number of ordinary
shares, used to compute diluted Loss per
ordinary share	14,670,643	14,632,989	14,658,918	14,618,055

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel
Tel: +972-3-645-5151 Fax: +972-3-647-4115